June 16, 2021

Jonathan Burr

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Offering Statement on Form 1-A

File No. 024-11345

Dear Mr. Burr:

We are in receipt of your comment letter dated April 27, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.  This replaces our prior filing and addresses the various issues which were previously raised.

We are specifically asking that certain requirements be waived in connection with financial statements related to the acquired property.  In that the Company is now under an LOI, time is of the essence and your prompt response will be greatly appreciated.

In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 4 to Offering Statement on Form 1-A filed April 9, 2021

General

1.We note your response to comment 1 and your disclosure that your offering is structured to provide investors an indirect ownership in a single property owned by a particular series. In this respect, we note that the Series NNN-1 shares being offering herein will “allow [investors] . . . to own up to 100% indirect interest in the NNN-1 Property.” On page 12 you disclose that you have identified a property and that there is no assurance that this specific property will ultimately be acquired. You also disclose that you have not had any interaction with the seller and do not have a purchase agreement, contract or letter of intent. Finally, you state that you have “simply identified this property as one of many similar type properties that [you] will target . . .” and that the acquisition of this property is not probable at this time. As such, investors will not be able to evaluate your property acquisition prior to purchasing Series NNN-1 shares. Please provide your legal analysis as to why your offering is eligible under Regulation A.

We have revised the disclosure to remove language stating that the acquisition of the identified property is not probable.  The Manager has entered into a Letter of Intent with a property seller which is filed as Exhibit 6.4 to the Offering Circular.

In general, Rule 8-06 requires the filing of separate pre-acquisition, or historical, financial statements when the acquisition of a real estate operation has occurred or is probable. In addition, pro forma financial statements that give effect to the acquisition must also be presented.

With regards to the acquisition of the identified property and most likely all future properties, obtaining audited financial information from the seller of the property is not only impractical but is uncustomary in the purchase of these types of assets.  Most, if not all of the property sellers will not have audited financial statements and requesting that the Seller prepare and provide audited financial statements or even GAAP prepared financial statements would most likely result in the Company failing to have its offer to purchase the property accepted.  In all cases, this would be time consuming and unduly burdensome upon the Company.   NNN and NN properties are in high demand and the ability to close quickly and without undue burden upon the seller is critical.  Generally, a NNN property will be purchased without the purchaser receiving any financial information on the property other than an estoppel letter attesting to the payment of rents, a copy of the current lease and, in some cases, limited historical rent information. The buyer of a NN property may also receive financial statements which show expenses.  It is unlikely that any financial statements or information received from a seller will be audited.

Furthermore, we believe the financial information of the lessor is more relevant than that of the seller of the property.  Where the lessor is a publicly traded company, as the case is with Starbuck Corporation, we will provide a link to the SEC website where that information may be viewed.

The Company entered into a Letter of Intent with the property seller and has revised its disclosure to present unadited financial information related to the identified party, which is an income and expense statement for the six months of operation.  At this time, we are seeking the approval of the Commission to provide this financial information for this property rather than the audited financial statements as required by Rule 8-06.  We believe that the presentation of this financial information, together with our financial statements and related disclosures in our Form 1-A offering circular is consistent with other Delaware series limited liability company Form 1-A filings that have been recently qualified by the Commission. The Company undertakes to file all post-qualification financial statements for the Company and each series of the Company in its periodic reports as required under the rules.

Cover Page

2. We note the table on your cover page discloses that for each share sold you will receive $18.80 per share. However, based on the Master Series Table on page 8 it appears that you will receive $20 for each share sold. Please revise. In this regard, please disclose the number of shares being offered on your cover page.

This discrepancy has been resolved.  The price is $20.00 per share.

Master Series Table, page 8

3. We note your response to comment 3, your disclosure of a 4% stated yield rate on page 8, and your disclosure of the 4% annual distribution rate on page 88. Please address the following:

•We continue to be unclear how you determined it was appropriate to use the term stated yield rate. Please advise or revise.

•Please help us to better understand how you determined that you have a reasonable basis for projecting a stated yield rate or an annual distribution rate when you have determined that the acquisition of the Starbuck's property in La Porte, IN is not probable.

We have replaced “yield rate” with “dividend rate” and disclosed that this is the anticipated dividend rate based upon the anticipated lease payments.  The cap rate for this asset class is consistent for different assets within this asset class and is what is anticipated based upon the acquisition of the Starbucks property in La Porte, IN.

Use of Proceeds - Series #NNN-1, page 58

4. On page 65, you disclose that you estimate offering fees and expenses of approximately $100,000 to be payable by you. Please tell us how this disclosure is consistent with the information in the Use of Proceeds section.

These fees are paid by the Manager.  The Offering Circular has been revised accordingly

Description of Series NNN-1, page 60

5.We note you disclose a cap rate of 5.75%. Please expand your disclosure to provide a more detailed discussion of how this measure should be used by investors. We may have additional comment once we see your revised disclosure.

We have added the following disclosure:

*   The “Cap Rate” (capitalization rate) is used in the world of commercial real estate to indicate the rate of return that is expected to be generated on a real estate investment property. This measure is computed based on the net income which the property is expected to generate and is calculated by dividing net operating income by property asset value and is expressed as a percentage. It is used to estimate the investor's potential return on their investment in the real estate market.  While the cap rate can be useful for quickly comparing the relative value of similar real estate investments in the market, it should not be used as the sole indicator of an investment’s strength because it does not take into account leverage, the time value of money and future cash flows from property improvements, among other factors. There are no clear ranges for a good or bad cap rate, and they largely depend on the context of the property and the market.  Any difference between the Cap Rate and the Dividend Rate will be retained by the Company to cover expenses associated with the Property.

Independent Auditors' Report, page F-1

6.We note that the audit report date was changed to February 15, 2021 in Amendment No. 4 to Form 1-A. Please update your consent in an amended filing as the previously filed consent refers to an audit report date which is no longer current.

The consent has been updated.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.